Mammoth Energy Services, Inc.

14201 Caliber Drive, Suite 300

Oklahoma City, OK 73134

December 12, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

H. Roger Schwall, Assistant Director, Office of Natural Resources

Jenifer Gallagher, Staff Accountant

Karl Hiller, Accounting Branch Chief

John Coleman, Mining Engineer

Lisa Krestynick, Staff Attorney

Timothy S. Levenberg, Special Counsel

Re:

Mammoth Energy Services, Inc.

Registration Statement on Form S-3

Filed November 1, 2017

File No. 333-221268

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Filed November 14, 2017

File No. 1-37917

Dear Mr. Schwall:

Set forth below are the responses of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 28, 2017 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 filed with the Commission on November 1, 2017 (the “Form S-3”), Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on February 24, 2017 (“Form 10-K”), Form 8-K filed with the Commission on October 27, 2017 (“Form 8-K”) and Form 10-Q for the fiscal quarter ended September 30, 2017 filed with the Commission on November 14, 2017 (“Form 10-Q”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form S-3, Form 10-K, Form 8-K or Form 10-Q, as applicable, unless otherwise indicated.

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Registration Statement on Form S-3

General

1.	The staff’s comments with regard to your filings under the Exchange Act of 1934 must be resolved before we will be in a position to accelerate the effectiveness of this registration statement.

Response:

The Company acknowledges the Staff’s comments and will not request acceleration of the effectiveness of the Form S-3 until the Staff’s comments included in the Comment Letter are resolved.

2.	We note that you did not file a Form 8-K to report information pertaining to the October 19, 2017 contract with Puerto Rico Electric Power Authority (“PREPA”), which was due October 25, 2017. This appears to be a material contract pursuant to Item 1.01 of Form 8-K and, if so, should be filed. While we note references to the agreement in your Form 10-Q for the period ended September 30, 2017 and the announcement of third quarter results, it is our view that these do not appear to address these requirements.

Response: The Company respectfully notes that the contract between its wholly-owned subsidiary Cobra Acquisitions LLC (“Cobra”) and PREPA, dated October 19, 2017 (the “PREPA Contract”), and the material terms of the PREPA Contract, including the nature of services to be provided, the initial term for such services and the potential revenue to be generated, were publicly disclosed by the Company in its widely disseminated press release issued on the date of Cobra’s entry into the PREPA Contract and further discussed in the related conference call announced in that press release. Further, the PREPA Contract was widely available publicly on the PREPA website as well as through links in related news articles.

The Company also respectfully notes that the PREPA Contract was entered into in the ordinary course of the Company’s energy infrastructure restoration and repair business, which line of business was previously reported in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and Note 3(d). “—Acquisition of Higher Power” and Note 16. “Subsequent Events” to the Company’s unaudited financials included in the Company’s Form 10-Q for the second quarter of 2017, filed with the Commission on August 4, 2017.

Further, based on the Company’s evaluation of Item 601(b)(10) of Regulation S-K, as required by the instructions to Item 1.01 of Form 8-K, the PREPA Contract does not fall within any of the categories specified in Item 601(b)(10)(ii) that would require the Company to file a Form 8-K relating to the PREPA Contract where, as is the case here,

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such contract was entered into in the ordinary course of business. In particular, the Company notes that the PREPA Contract does not provide for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of the Company’s fixed assets on a consolidated basis and, as a result, does not fall within the requirements of Item 601(b)(10)(ii)(C). Similarly, the PREPA Contract is not one on which the Company’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services, as contemplated by Item 601(b)(10)(ii)(B). As described in the Registration Statement on Form S-1 relating to the Company’s initial public offering and the Company’s subsequent filings with the Commission, the Company is an integrated, growth-oriented service company conducting its business through five operating segments consisting of pressure pumping services, well services, natural sand proppant services, contract land and directional services and other energy services with an aggregate of approximately 1,400 employees as of September 30, 2017. While the services to be performed under the PREPA Contract are additive to the Company’s operations and the revenues from that contract could be significant, the Company’s business is not substantially dependent upon this contract, particularly in light of the Company’s extensive historical service offerings and the initial 120-day duration of services contemplated under the PREPA Contract. The Company considered the other requirements of Item 601(b)(10) and Form 8-K and determined that they also did not necessitate the filing of the PREPA Contract.

Notwithstanding (a) the Company’s determination that the filing of the PREPA Contract on a Form 8-K was not required and (b) the general public availability of the PREPA Contract, the Company nevertheless filed such contract as an exhibit to its Form 10-Q for the quarter ended September 30, 2017 to further facilitate access to such information.

Our Company, page 1

3.	We note the following:

•	in the first paragraph you indicate that your other energy services division “recently was expanded to include energy infrastructure services”;

•	you disclose at page 5 that on October 19, 2017, your subsidiary Cobra Acquisitions LLC, and the PREPA entered into a contract for repairs to PREPA’s electrical grid as a result of Hurricane Maria;

•	you indicate the agreement covers one year and that you will receive payments of up to $200 million. We note that revenues of this magnitude would represent an increase of 87% over total revenues reported for 2016 in the financial statements that you filed on Form 8-K on October 27, 2017, recast to reflect your June 5, 2017 common control merger, and a 648% increase in that portion of these revenues reported for your Other Energy Services segment; and

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•	disclosures in your third quarter interim report clarifying that your Other Energy Services segment, which had theretofore reflected only your business of providing “housing, kitchen and dining, and recreational service facilities for oilfield workers,” now also includes your newly formed “energy infrastructure services” business, which you state is “active across 5 states and recently completed storm restoration work in Texas and Florida.”

Given the above, please provide expanded disclosure regarding material subsequent developments with regard to implementation of the PREPA contract. Also include enhanced or new risk factor disclosure relating to the potential risks you face as a result of this new contract and the related work that Cobra will perform during the up to twelve-month contract period. See Item 11(a) of Form S-3.

In that regard, such disclosure should address:

•	the means by which you intend to provide the required services;

•	the extent to which you will rely on affiliates and third parties in fulfilling your obligations under the contract; and

•	the nature of the services that you have agreed to provide.

Response: The Company notes that all of the then-available material subsequent events relating to the PREPA Contract were disclosed in the Form 10-Q, which is incorporated by reference into the Form S-3. Please see the Company’s Response to Comment 12 below. In response to the Staff’s comment, prior to effectiveness of the Form S-3, the Company will file with the Commission a Current Report on Form 8-K, in which it will provide updated information regarding the material events relating to implementation of the PREPA Contract and any applicable risk factors (in addition to the risk factor disclosed in the Form 10-Q) that have developed since the Company’s filing of the Form 10-Q, so that such information is incorporated by reference in the Form S-3. The Company will also include in such Current Report on Form 8-K an updated discussion of the scope of work and revenue generating activities it is engaged in under the PREPA Contract.

4.	Please expand your disclosure to more fully describe the scope of any work that you have agreed to complete, and identify any specific objectives or milestones. Additionally, describe, in reasonable detail, the revenue recognition policies that will be applied to activity under contract. If there are no parameters governing the extent, quality or pace of work, further describe the revenue generating activity in which you are engaged under the contract and the extent to which PREPA has responsibility for any staffing you provide.

Response: Pursuant to the PREPA Contract, Cobra agreed to provide restoration services necessitated by Hurricane Maria at various locations within PREPA’s service areas. The specific services to be performed are based on the actual damages suffered in each particular location identified by PREPA. The PREPA Contract does not identify specific

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objectives or milestones, and payments to Cobra are based on agreed day rates for the contracted services. Accordingly, consistent with the Company’s disclosure in Note 2(p). “Summary of Significant Accounting Policies—Revenue Recognition” to its unaudited consolidated financial statements with respect to revenue recognition for its energy infrastructure services (included on page 10 of the Form 10-Q), revenue is recognized on a daily basis and is based on time, rather than milestones or completion of work. Please also see the Company’s response to Comment 3 above with respect to the Company’s intended plans for additional disclosure relating to the scope of work and revenue generating activities performed by the Company under the PREPA Contract. To the extent that the scope of the work to be performed by Cobra changes or specific objectives or milestones are established, the Company will disclose the necessary information.

5.	Tell us the reasons you did not file a Form 8-K to report the September 26, 2017 contract with PREPA, as referenced in Article 2 of your October 19, 2017 contract. Please describe the nature and scope of all changes between the two contracts; and submit the initial contract that you had secured for our review.

Response: The Company notes that the reference to a “contract entered into by the parties on September 26, 2017” was inadvertent and mistakenly carried over from the form of contract provided by PREPA that related to PREPA’s similar contract with an unrelated third party and, in fact, Cobra is not, and has never been, a party to any September 26, 2017 contract with PREPA.

Form 10-K for the Fiscal Year Ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 48

6.	We note that in discussing your results of operations you focus on revenues and cost of revenues on a segment basis but address all other costs, expenses and income on a consolidated basis. Please explain why you do not include a discussion of revenues and cost of sales on a consolidated basis, to highlight the relative contributions of the business segments, including material events and/or trends between your different revenue sources and transactions with related parties. In addition, tell us why you do not mention your segment measure of profit or loss in the analysis of your results of operations. In this regard, we note you present each of your segment’s net income (loss) in your reconciliation to Adjusted EBITDA without an accompanying discussion of the segment measure or the non-GAAP measure.

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Response: The Company believes it has provided a full discussion of revenues and cost of revenues on both a consolidated basis and a segment-by-segment basis in a narrative format as well as in the tables at the beginning of each applicable period under the heading “Results of Operations.” The existing narrative discussion clearly illustrates and describes the period-over-period changes and the relative contributions of each segment to the Company’s consolidated results in a very granular manner. As a discussion of revenues and cost of revenue on a consolidated basis would merely be the aggregation of the respective segment disclosures, the Company believes that expansion of the consolidated revenues and cost of revenues discussion would be needlessly duplicative of the existing segment disclosure.

The Company further believes that it adequately addressed the trends in its revenue sources under “—Industry Overview” on page 47 and in the discussion of its results of operations for the relevant periods under “—Revenue” and “—Cost of Revenue” beginning on page 48. The Company points out that it included a discussion of the contribution of related parties to the Company’s receivables and revenue in the notes to its audited financial statements included in the Form 10-K under Note 2. “Summary of Significant Accounting Policies—(t) Concentrations of Credit Risk and Significant Customers” on page F-12 and Note 15. “Related Party Transactions” beginning on page F-23 of the Form 10-K. The Company also included risk factors related to its transactions with related parties under the heading “Risks Inherent to Our Common Stock,” specifically “Our two largest stockholders control a significant percentage of our common stock, and their interests may conflict with those of our other stockholders” beginning on page 36 and “We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our common stockholders’ best interests” beginning on page 38 of the Form 10-K. In addition, the Company provided a detailed discussion of related party transactions, including with respect to revenue generated by such transactions, in its Definitive Proxy Statement on Schedule 14A under “Certain Relationships and Related Transactions” beginning on page 18, which section is incorporated by reference into the Form 10-K. The Company believes that the Company adequately disclosed the required information with respect to related party transactions and any additional discussion would be duplicative.

Finally, since the amount of profit or loss (i.e., “net (loss) income”) is provided on a segment basis in both the Adjusted EBITDA reconciliation at pages 54 to 56 and Note 17. “Operating Segments” beginning at page F-27 of the Form 10-K, the Company believes that a narrative discussion of profit or loss on a segment basis was not necessary to an understanding of such segments. The Company believes that the narrative discussion of revenue and cost of revenue on a segment basis provided the reader a very granular understanding of the period-over-period changes and the relative contributions of each segment and that a narrative discussion of profit or loss on a segment basis would be unnecessarily duplicative. The Company respectfully notes that such judgment is allowed by and consistent with the guidance in Item 303(a) of Regulation S-K and Section 9220.3 of the Financial Reporting Manual. Further, the Company believes that its disclosure is consistent with the examples included in Section 501.06.a (Segment Analysis) of the Financial Reporting Codification and that additional disclosure would be duplicative.

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7.	Given that you have excluded depreciation, depletion and amortization that is applicable to cost of revenue, from the cost of revenue measures that you discuss, you should revise your disclosure to clarify that such measures are incomplete, and to quantify the amounts excluded from each segment measure. Further, we note you include for each segment and for each period, the cost of revenue as a percentage of revenue and discuss the variances in the percentages from period to period. Please expand your discussion of cost of revenue excluding depreciation, depletion and amortization, and the related percentages of revenue, as presented to include comparable details based on total cost of revenue, along with the disclosures and reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company notes that the reconciliation tables (included at the end of the “Results of Operations” section) of Adjusted EBITDA to net income (loss) specifically identify and quantify depreciation and amortization expense and depreciation, depletion and amortization expense, as applicable, on a segment-by-segment basis and, as a result, such information is readily available to investors. For clarification purposes, the Company notes that all of its depreciation and amortization expense and depreciation, depletion and amortization expense is attributable to its services or products, as applicable, and the numbers currently disclosed in the reconciliation tables on a segment-by-segment basis for these items add up to the total depreciation, depletion and amortization expense on a consolidated basis. In response to the Staff’s comment, however, going forward, the Company proposes to include a clarifying note to the tables under “—Results of Operations” to specify that cost of revenue on a segment basis excludes depreciation, depletion and amortization, and will identify by segment the amounts excluded from cost of revenue for each period presented. As such clarification will be consistent with the approach recommended by SAB Topic 11.B, we do not believe that the non-GAAP disclosures and reconciliation required by Item 10(e)(1)(i) of Regulation S-K will be necessary.

Consolidated Statements of Comprehensive Loss, page F-3

8.	We note you rely upon the accommodation outlined in SAB Topic 11:B and have quantified the amounts of depreciation and amortization excluded from your Services cost of revenue and Product cost of revenue line items. Please explain why you indicate that no depreciation and amortization expense is attributable to your cost of revenue line items involving related parties.

Response: The Company’s operational costs do not include depreciation and amortization from related parties. As there are no amounts to disclose in the fiscal years presented in the Form 10-K, the Company believes that including a separate line item identifying depreciation and amortization from related parties on the face of its financial statements would not be meaningful.

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Note 18 – Quarterly Financial Data (unaudited), page F-29

9.	We note that you have not disclosed all of the information required by Item 302 of Regulation S-K. Please expand your disclosure to include “gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered),” for each quarterly period within the two most recent fiscal years.

Response: The Company acknowledges the Staff’s comment and will prospectively include “gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered)” as a separate line item in its financial statements to be included in its Annual Reports on Form 10-K for the fiscal year ended December 31, 2017 and any other future filings with the Commission, to the extent applicable.

Form 8-K filed October 27, 2017

Exhibit 99.1

10.	We note that you recast the financial statements that were filed with your Form 10-K for the fiscal year ended December 31, 2016 to reflect a common control merger with Sturgeon Acquisition LLC. We see that you report sand reserves valued at $55.4 million as of year-end, representing 11% of total assets, and revenues for the Sand business segment of $33.8 million, representing 15% of total revenues for 2016. However, we do not see that you have provided along with the recast information the disclosures that would ordinarily be required to comply with Industry Guide 7.

Your disclosure on page F-9 indicates that certain costs are capitalized as sand reserves after a deposit is classified as proven and probable reserves, or if such costs are incurred in converting non-reserve minerals to proven and probable reserves. You explain that such costs are amortized using the units-of-production method on “estimated measured tons” of in-place reserves. On page F-8, you disclose your approach to measuring “stockpile tonnages” of sand inventory, and state that quantities are “verified periodically by an independent surveyor.”

Given the significance of the sand reserves and related activity, it appears that you should provide all of the Mining Operation disclosures and Supplemental Information outlined in paragraphs (b) and (c) of Industry Guide 7, as referenced in Item 102 of Regulation S-K. This should include estimated tonnages and grades (or quality) of proven and probable reserves, and the name of the person making the estimates and the nature of his relationship to the registrant.

Please submit the revisions that you propose to address these requirements, along with the underlying geological report(s) for our review. Given that you have relied upon an independent surveyor, it appears you will need to identify that person as an expert and file a consent for the reference along with your Form S-3.

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Response: The Company initially notes that it did not own any sand reserves or conduct any mining operations as of December 31, 2016 and, as a result, did not report any sand reserves or mining operations in its Form 10-K.

On June 5, 2017, the Company acquired Sturgeon Acquisitions, LLC and its wholly owned subsidiaries Taylor Frac, LLC, Taylor Real Estate Investments, LLC and South River Road, LLC (collectively, “Sturgeon”). Because prior to the Sturgeon acquisition, the Company and Sturgeon were under common control, in accordance with generally accepted accounting principles in the United States, the Company accounted for the Sturgeon acquisition in a manner similar to the pooling of interest method of accounting. As a result, the Company filed the Form 8-K recasting its historical financial information for the periods presented therein to combine Sturgeon’s financial results with those of the Company as if the Sturgeon acquisition had been effective since Sturgeon commenced operations on September 13, 2014. At all times prior to the Sturgeon acquisition, Sturgeon was a privately-held company and at no time did it prepare a sand reserve report in compliance with the Commission’s requirements (and it would not have been practicable to obtain such reserve report at that time). As a result, the Company reported the financial information pertaining to the sand reserves attributable to the Sturgeon acquisition in the recast Form 8-K based on the FASB 805 – Business Combinations report prepared by Marshall & Stevens Incorporated (“Marshall Stevens”) dated September 1, 2015. The Marshall Stevens report was delivered to the Company by Sturgeon in connection with the Sturgeon acquisition along with a reserve analysis, dated May 19, 2017, prepared by Bay Environmental Strategies, Inc. The Company will provide a copy of such survey to the Staff supplementally in a separate correspondence. Due to the fact that the Company did not have a reserve report prepared in compliance with the Commission’s requirements for the sand reserves attributable to the Sturgeon acquisition, the Company did not file such report with the recast Form 8-K, nor did it include the information outlined in paragraphs (b) or (c) of Industry Guide 7 in the recast Form 8-K.

To address the Staff’s comment, the Company will obtain reserve reports for all of its sand reserves as of December 31, 2017, which will be prepared in accordance with the Commission’s requirements, and will include such reserve reports, together with other information required by Industry Guide 7, in its Annual Report on Form 10-K for the fiscal year ending December 31, 2017 and any other future filings with the Commission, to the extent applicable. The Company will also file consent(s) of the experts relating to such reserve reports, which will be incorporated by reference into the Company’s registration statements in effect at that time.

11.	Please revise the MD&A disclosures in the exhibits of recast information and subsequent interim reports as necessary to address all applicable comments written on the corresponding section of your Form 10-K.

Response: The Company acknowledges the Staff’s comments applicable to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and will make conforming changes to such section in its Annual Report on

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Form 10-K for the fiscal year ending December 31, 2017 and future filings with the Commission, to the extent applicable, as proposed in the Company’s responses to the applicable Staff’s comments contained in this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Management’s Discussion and Analysis, page 33

Industry Overview, page 34

12.	In addition to the issues identified in comment 3 above, we note your disclosure that you acquired a company called 5 Star Electric, LLC on July 1, 2017, which expanded your energy infrastructure business; you disclose that this business is “active across 5 states and recently completed storm restoration work in Texas and Florida.”

Given the significance of these developments, further disclosure should be provided to comply with Item 303 of Regulation S-K. For example, under paragraph (a)(3)(ii), you are required to “Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” The guidance in Instruction 3 to paragraph 303(a), similarly states “The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

You should address the timeline for the work in Puerto Rico, including the periods to benefit based on the minimum daily fees, and the duration of revenues based on the maximum contract amount, the anticipated costs of providing the services, the manner by which you expect to fulfill your obligations under the contract and the reasonably likely impact on your results of operations. You should also describe the nature and scope of any work that you provided in Texas and Florida, and the extent to which these activities generated revenues and impacted your results of operations in the third quarter.

Response: The Company believes that it included the disclosure required by Item 303 of Regulation S-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-Q for the quarterly period ended September 30, 2017 as it applies to its expanded other energy services division due to the addition and expansion of its energy infrastructure services business.

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For example, the Company addressed the trends associated with its energy infrastructure services business, such business’ anticipated impact on the Company’s revenue, the minimum duration of revenue attributable to the PREPA Contract, as well as the manner by which the Company anticipated to provide its services under the PREPA Contract, in the following statement contained in the “Industry Overview” section on page 34:

“Despite the anticipated declines in remote accommodation services revenue, our other energy services revenue increased during the third quarter of 2017 as our energy infrastructure services began to contribute to our financial results. Within this segment, subsequent to the end of the third quarter of 2017, our subsidiary Cobra Acquisitions LLC, or Cobra, signed a contract to aid in the restoration of the electric utility infrastructure in Puerto Rico that provides for payments of up to $200 million. Under the terms of this contract, we intend to mobilize more than 500 people and the necessary equipment to Puerto Rico.”

The Company further stated that it intended to lease the majority of the equipment required to fulfill the PREPA Contract and specified the anticipated impact on its capital expenditure budget for 2017 due to its infrastructure services business under “—Capital Requirements and Sources of Liquidity” on page 46 of the Form 10-Q in the following statement:

“Due to the anticipated 120-day duration of the initial work to be performed under the contract signed by Cobra to aid in the restoration of the electric utility infrastructure in Puerto Rico, we intend to lease a majority of the equipment required to fulfill the contract. As a result, we do not anticipate a material increase in our announced $143.0 million capital expenditure budget for 2017.”

In addition, the Company included the following disclosure regarding the initial payment received by the Company under the PREPA Contract and the Company’s commitments associated with the PREPA Contract under “—Other Commitments” on page 47:

“On October 19, 2017, Cobra entered into a contract to aid in the restoration of utility infrastructure on the island of Puerto Rico. The contract provides for payments of up to $200.0 million, including an initial payment of $15.0 million at the time of signing. As of November 7, 2017, Cobra had entered into $32.7 million of commitments related to this contract and made prepayments and deposits of $12.6 million with respect to these commitments.”

The Company also addressed risks and uncertainties associated with the PREPA Contract and their potential impact on the Company’s financial condition, results of operations and cash flows under the heading “Risk Factors” on page 51.

Further, the Company discussed the impact of its expansion of the other energy services division during the third quarter of 2017, which occurred primarily as a result of its

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acquisition of 5 Star Electric, LLC on July 1, 2017, under “Results of Operations—Three Months Ended September 30, 2017 Compared to Three Months Ended September 30, 2016—Revenue—Other Energy Services,” stating:

“Other energy services division revenue, which has historically included only remote accommodation services but now also includes energy infrastructure services, increased $5.9 million, or 69%, to $14.5 million for the three months ended September 30, 2017 from $8.6 million for the three months ended September 30, 2016. The increase was a result of revenue from our energy infrastructure services of $13.5 million.”

The Company also addressed the impact of its expansion of the other energy services division in its cost of revenue discussion beginning on page 36 as follows:

“Other energy services division cost of revenue increased $7.4 million, or 211%, from $3.5 million for the three months ended September 30, 2016 to $10.9 million for the three months ended September 30, 2017. As a percentage of revenue, cost of revenue was 76% and 41% for the three months ended September 30, 2017 and 2016, respectively. The increase attributable to costs from our energy infrastructure services was partially offset by decreases in costs attributable to our remote accommodation services.”

The Company included a similar disclosure of the impact its energy infrastructure services business on revenue and costs of revenue for the nine months ended September 30, 2017 and the comparable 2016 period. Further, Notes 3(d) and (e) to the Company’s Unaudited Condensed Consolidated Financial Statements include detailed information regarding the Higher Power and 5 Star acquisitions and the revenues and net losses attributable to these acquisitions on an historical and pro forma basis.

Please note that the PREPA Contract had only been in existence for just over three weeks when the Form 10-Q was filed and the Company believes that its disclosures contained in the Form 10-Q, including the portions referenced above, appropriately address, as of the date of the Form 10-Q, the applicable requirements of Regulation S-K highlighted by the Staff in its Comment 12. The Company will continue to monitor the trends and uncertainties associated with its energy infrastructure services business, in general, and the PREPA Contract, in particular, and will include the required disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and any other future filings with the Commission, as applicable.

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Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response: The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Mark Layton

Mark Layton

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP